Exhibit 99.6

EXECUTION VERSION

August 10, 2022

A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

Attention: Thomas J. Higgins

Email: thiggins@allianceg.com

Re:	Lock-up Agreement

Ladies and Gentlemen:

This letter (this “Lock-up Agreement”) is being delivered to you pursuant to Section 2.2(a) of the Securities Purchase Agreement, dated as of August 10, 2022 (the “Purchase Agreement”), between Swvl Holdings Corp (the “Company”) and the purchasers signatory thereto (each, a “Purchaser” and, collectively, the “Purchasers”). Capitalized terms used herein shall have the meaning given to them in the Purchase Agreement unless otherwise defined herein.

In order to induce the Purchasers to enter into the Purchase Agreement and to proceed with the transactions contemplated therein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Shareholder”) hereby agrees with you as follows:

1. (a) Subject to the exceptions set forth herein, from the date hereof, the Shareholder agrees not to transfer, assign or sell, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction (whether settled by delivery of securities, cash or otherwise) with respect to (collectively, “Transfer”), any Class A ordinary shares, par value $0.0001 per share, of the Company (“Company Common Shares A”) (other than any PIPE Shares), held by it, him or her until the earliest of (i) the date that is 60 calendar days after the date on which a Registration Statement registering for resale all of the Shares and Warrant Shares is declared effective by the Commission (or, in the event of a “full review” by the Commission, 30 calendar days after the date such Registration Statement is declared effective), (ii) the first date on which the last sale price of the Company Common Shares A equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 330 days after March 31, 2022 and (iii) the date on which the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Company Common Shares A for cash, securities or other property (the “Lock-up”). “PIPE Shares” means any Company Common Shares A acquired by the Shareholder pursuant to a subscription agreement between, among others, the Shareholder and Company, entered into on July 28, 2021 (or any Company Common Shares A acquired in exchange for a convertible note issued by Swvl that was issued in accordance with the terms of such subscription agreement).

(b) Notwithstanding the provisions set forth in paragraph 1(a), Transfers of the Company Common Shares A that are held by the Shareholder or any of its permitted transferees (that have complied with any applicable requirements of this paragraph 1(b)), are permitted: (i) in the case of the Shareholder or its permitted transferees, to the Company’s officers or directors, any affiliates or family members of any of Company’s officers or directors, the Shareholder, any members of the Shareholder or their affiliates or any affiliates of the Shareholder; (ii) in the case of an individual, by gift to members of the individual’s immediate family, to a charitable organization or to a trust, the beneficiary (or beneficiaries) of which is one or more of the individual, a member of the individual’s immediate family, an affiliate of such person or a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the British Virgin Islands, as applicable; (vi) by pledging, hypothecating or otherwise granting a security interest in Company Common Shares A or securities convertible into, exchangeable for or that represent the right to receive Company Common Shares A to one or more lending institutions as collateral or security for any bona fide loan, advance or extension of credit and any transfer upon foreclosure upon such Company Common Shares A or such securities including any subsequent transfer of such Company Common

Shares A or such securities to such lender or collateral agent or other transferee in connection with the exercise of remedies under such loan or extension of credit; (vii) with respect to any Company Common Shares A acquired after March 31, 2022; (viii) in the case of a Shareholder on whom (or on whose direct or indirect owners) any income tax obligations are imposed as a result of the transactions contemplated by that certain Business Combination Agreement by and among the Company, Queens Gambit Growth Capital, Swvl Inc., Pivotal Merger Sub Company I, Pivotal and Merger Sub Company II Limited, dated July 28, 2021, in an amount necessary to satisfy such Shareholder’s good faith estimate of such income tax obligations; or (ix) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company shareholders having the right to exchange their Company Common Shares A for cash, securities or other property subsequent to March 31, 2022; provided, however, that in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement agreeing to be bound by these Transfer restrictions.

(c) Further, notwithstanding the provisions set forth in paragraph 1(a) or paragraph 1(b), without the consent of Company, (i) the Shareholder may Transfer the Company Common Shares A held by the Shareholder to any equity holder of the Shareholder (each, an “Equity Holder”) to the extent that such Equity Holder delivers a written request to the Shareholder requesting that the Shareholder Transfer to such Equity Holder all or part of such Equity Holder’s pro rata portion of the Company Common Shares A held by the Shareholder to the extent necessary for such Equity Holder, or any affiliates of such Equity Holder, to meet any reasonably anticipated capital calls, obligations, commitments or liabilities entered into before the date of this amendment agreement as determined by the Shareholder, (ii) if the Shareholder Transfers Company Common Shares A to an Equity Holder pursuant to this paragraph 1(c), such Equity Holder shall not be required to agree in writing to be bound by the Transfer restrictions in this Lock-up Agreement and (iii) from and after the date that the Transfer of Company Common Shares A to an Equity Holder is completed, such Equity Holder shall be permitted to request that Company post-effectively update the selling shareholder table in the resale registration statement that originally named the Shareholder as the selling shareholder to identify such Equity Holder and the number of Company Common Shares A received from the Shareholder, and Company agrees to use commercially reasonable efforts to do so promptly following receipt of such request so long as such Equity Holder furnishes Company with any questionnaires or certificates it may request in connection therewith; provided, however, that in no event will a Transfer by the Shareholder be permitted pursuant to this paragraph 1(c) on a date prior to which a Transfer would have been permitted pursuant to any other restrictions on the Transfer of Securities set forth in an agreement with the Company to which the Shareholder was subject as of July 28, 2021.

2. The Shareholder has full right and power, without violating any agreement to which it, he or she is bound to enter into this Lock-up Agreement.

3. This Lock-up Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Lock-up Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto.

4. No party hereto may assign either this Lock-up Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph 4 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Lock-up Agreement shall be binding on the Shareholder and its respective successors, heirs and assigns and permitted transferees.

5. This Lock-up Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Lock-up Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper.

6. This Lock-up Agreement may not be amended or otherwise modified in any respect without the written consent of the parties hereto.

7. This Lock-up Agreement shall terminate on the earlier of (i) the expiration of the Lock-up, (ii) the termination of the Purchase Agreement in accordance with its terms and prior to the sale of any Securities to the Purchasers or (iii) August 27, 2022, in the event the Closing shall not have occurred on or before such date.

[Signature Page Follows]

Sincerely,

[SHAREHOLDER]

By:
Name:
Title:

Address for Notices:

SIGNATURE PAGE TO LOCK-UP AGREEMENT

Acknowledged and Agreed:

A.G.P./ALLIANCE GLOBAL PARTNERS

By:
Name:	Thomas Higgins
Title:	Managing Director

SWVL HOLDINGS CORP

By:
Name:
Title:

SIGNATURE PAGE TO LOCK-UP AGREEMENT